UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January, 2022

Commission File Number 001-40569

Standard Lithium Ltd.
(Translation of registrant’s name into English)

Suite 110, 375 Water Street Vancouver, British Columbia, Canada V6B 5C6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit 99.1 to this Form 6-K of Standard Lithium Ltd. (the “Company”) is hereby incorporated by reference as an exhibit to the Registration Statement on Form F-10 (File No. 333-259442) of the Company, as amended or supplemented.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Management Information Circular dated December 3, 2021
99.2	Notice of Annual General and Special Meeting
99.3	Form of Proxy
99.4	Voting Instruction Form
99.5	Financial Statements Request Form
99.6	News Release dated January 18, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Standard Lithium Ltd.
(Registrant)
Date:	January 18, 2022	By:	/s/ Robert Mintak
			Name:	Robert Mintak
			Title:	CEO and Director